Cybin to Participate in Water Tower Research Fireside Chat on October 8, 2024

TORONTO, CANADA – October 3, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will participate in the Water Tower Research Fireside Chat Series taking place on Tuesday, October 8, 2024, at 3:00 p.m. ET.

The fireside chat will be hosted by Robert Sassoon, Senior Research Analyst at Water Tower Research. Covered topics will include:
•Cybin’s lead development programs CYB003 and CYB004 and upcoming clinical milestones.
•What differentiates Cybin’s development approach from other neuropsychiatric developments.
•Lessons learned and applied from the FDA’s Lykos NDA rejection.

To listen to the event, please click here to register for the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin program, about to enter Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated DMT program in a Phase 2 study for generalized anxiety disorder. The company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com